Exhibit 99.2

AMENDMENT 2005-1

TO THE

CEPHALON, INC.

401(K) PROFIT SHARING PLAN

WHEREAS, Cephalon, Inc. (the “Company”) maintains the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) for the benefit of its eligible employees and eligible employees who are employed by certain of the Company’s affiliates;

WHEREAS, the Company desires to amend the Plan to provide that participants who terminated employment with the Company or a participating affiliate and continue to have an account balance in the Plan after their termination of employment may have expenses attributable to their account deducted from their account balance under the Plan; and

WHEREAS, pursuant to Section 15.01 of the Plan, the Chief Executive Officer of the Company may make all technical, administrative, regulatory and compliance amendments to the Plan, and any other amendment that will not significantly increase the cost of the Plan to the Employer, as the Senior Vice President, Human Resources shall deem necessary or appropriate without such approval.

NOW, THEREFORE, in accordance with the foregoing, effective as of April 1, 2005, the Plan is hereby amended as follows:

1.             Section 12.07 of the Plan is hereby amended in its entirety to read as follows:

“Engagement of Assistants and Advisers.  The Plan Administrator shall have the right to hire, at the expense of the Trust Fund, such professional assistants and consultants as it, in its sole discretion, deems necessary or advisable, including, but not limited to:

(a)           investment managers and/or advisers;

(b)           accountants;

(c)           actuaries;

(d)           attorneys;

(e)           consultants;

(f)            clerical and office personnel; and

(g)           medical practitioners.

The expenses incurred by the Plan Administrator in connection with the operation of the Plan, including, but not limited to, the expenses incurred by reason of the engagement of professional assistants and consultants, shall be expenses of the Plan and shall be payable from the assets held in the Accounts of Participants at the direction of the Plan Administrator.  The Employer shall have the option, but not the obligation, to pay any such expenses, in whole or in part, for active Participants only or for both active Participants and Participants who have terminated employment with the Employer, but maintain an Account with the Plan, and by so doing, to relieve the individual Accounts of Participants from the obligation of bearing such expenses.  Payment of any such expenses by the Employer on any occasion shall not bind the Employer to thereafter pay any similar expenses.”

IN WITNESS WHEREOF, to record the adoption of this Amendment 2005-1 to the Plan, the Chief Executive Officer of the Company, acting within the scope of the Chief Executive Officer’s authority under the Plan, has caused the execution of this Amendment 2005-1 to the Plan, this 11th day of April 2005.

CEPHALON, INC.

By:	/s/ Frank Baldino, Jr.

Title: Chief Executive Officer